WNC CALIFORNIA HOUSING TAX CREDITS III, L.P.

(the “Registrant”)

17782 Sky Park Circle

Irvine, California 92614

(714) 662-5565, Extension 600

May 6, 2014

Dear Holders of Units of Limited Partnership Interest (“Limited Partners”):

Previously, we sent you a Consent Solicitation Statement regarding the Registrant dated January 2, 2014. The proposal described in the Consent Solicitation Statement was approved by a majority-in-interest of the Limited Partners, effective on February 20, 2014. This letter describes certain developments occurring since then.

The Consent Solicitation Statement addressed the sale of the CV Roseville LP Interest, the last remaining asset of the Registrant. CV Roseville is a limited partnership comprised of Project GO as the general partner, and the Registrant as the limited partner. There is an ongoing court action among the partners and others.

As described in the Consent Solicitation Statement (see “SPECIAL FACTORS - Alternatives”), the sale of the CV Roseville LP Interest is contingent, in part, on the results of that lawsuit. At present, there is uncertainty regarding the manner in which the lawsuit will be resolved. Consequently, there is uncertainty regarding the timing of any disposition of the Registrant’s last remaining asset, and the form the transaction will take.

The lawsuit was commenced by the Registrant. Project GO filed a motion to purchase the CV Roseville LP Interest pursuant to California Corporations Code Section 15908.02, as described in the Consent Solicitation Statement. Under this provision of California law, when one partner sues for dissolution, the other may seek a court order enabling the defendant to purchase the interest of the plaintiff at fair market value as determined by three appraisers. Project GO’s motion to pursue this remedy has been approved by court order. In accordance with the court order, each of Project GO and the Registrant has submitted for the court’s consideration the names of three appraisers. Project GO also must post a bond with the court. Either party may have an opportunity to object to another’s nominee(s).The court will select one appraiser from each of the two lists and identify a third appraiser. The three appraisers will be charged by the court with determining a fair market value for the CV Roseville LP Interest.

The provisions of California Corporations Code Section 15908.02(d), (e) and (f) provide as follows:

(d) The court shall appoint three disinterested appraisers to appraise the fair market value of the partnership interests owned by the moving parties, and shall make an order referring the matter to the appraisers so appointed for the purpose of ascertaining that value. The order shall prescribe the time and manner of producing evidence, if evidence is required. The award of the appraisers or a majority of them, when confirmed by the court, shall be final and conclusive upon all parties. The court shall enter a decree that shall provide in the alternative for winding up and dissolution of the limited partnership unless payment is made for the partnership interests within the time specified by the decree. If the purchasing parties do not make payment for the partnership interests within the time specified, judgment shall be entered against them and the surety or sureties on the bond for the amount of the expenses, including attorneys’ fees, of the moving parties. Any member aggrieved by the action of the court may appeal therefrom.

(e) If the purchasing parties desire to prevent the winding up and dissolution of the limited partnership, they shall pay to the moving parties the value of their partnership interests ascertained and decreed within the time specified pursuant to this section, or, in the case of an appeal, as fixed on appeal. On receiving that payment or the tender thereof, the moving parties shall transfer their partnership interests to the purchasing parties.

(f) For the purposes of this section, the valuation date shall be the date upon which the action for judicial dissolution was commenced. However, the court may, upon the hearing of a motion by any party, and for good cause shown, designate some other date as the valuation date.

In light of the foregoing statute, the following alternative courses of action could result. The Registrant has been informed by counsel that these are the most likely alternatives. The actual result will depend on the court and on actions taken by Project GO and the Registrant as the court action progresses.

●	Following the appraisal process, Project GO purchases the Registrant’s CV Roseville LP Interest for its appraised value established by court order. The Registrant receives the purchase price, pays its then current obligations, and distributes the balance, if any, to the Limited Partners. There is no way of knowing what the appraised value will be and, therefore, no way of knowing if all the Registrant’s obligations will be paid from the sale or if any distributions will be made to the Limited Partners.

●	Following the appraisal process, Project GO does not purchase the interest of the Registrant. Funds from the bond are paid to the Registrant to cover all or part of its legal costs. The court enters an order requiring the dissolution of CV Roseville. CV Roseville winds up its affairs under California law by selling its apartment complex. The proceeds from the sale are used to pay CV Roseville obligations, and the balance is distributed between Project GO and the Registrant in accordance with the terms of the CV Roseville limited partnership agreement. The amount received by the Registrant, if any, is used to pay the Registrant’s obligations, and the Registrant distributes the balance, if any, to the Limited Partners. There is no way of knowing what the sale price will be and, therefore, no way of knowing if all of CV Roseville’s and the Registrant’s obligations will be paid from the sale or if any distributions will be made to the Limited Partners. Also, Project GO remains as the general partner of CV Roseville and, as such, is likely to control the winding up process. The Registrant might have to pursue further legal action to cause CV Roseville to pursue the winding up process.

●	Project GO does not submit a bond, or at any time in the process, the court action is resolved by settlement. The CV Roseville Interest might then be purchased by an affiliated purchaser as described in the Consent Solicitation Statement.

Accordingly, we reiterate that the ultimate resolution is at present uncertain, and the resolution may be some time in coming. No estimate of a timetable can be provided at this time.

The court’s order does not address the causes of action included in the Registrant’s complaint filed against Project GO and not related to the dissolution, including those for breach of fiduciary duty and intentional interference with economic advantage. Project GO has filed a motion to have those causes of action dismissed. Final court action is pending.

Sincerely,

WNC California Tax Credit Partners III, L.P.,

General Partner